As filed with the Securities and Exchange Commission on August 5, 2008
                          1933 Act File No. 333-149424

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

           [X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       [ ] Pre-Effective Amendment No. __
                       [X] Post-Effective Amendment No. 1


                         Highland Credit Strategies Fund
               (Exact Name of Registrant as Specified in Charter)

                               Two Galleria Tower
                           13455 Noel Road, Suite 800
                               Dallas, Texas 75240
                    (Address of Principal Executive Offices)

                                 (877) 665-1287
              (Registrant's Telephone Number, including Area Code)

                           James D. Dondero, President
                         Highland Credit Strategies Fund
                               Two Galleria Tower
                           13455 Noel Road, Suite 800
                               Dallas, Texas 75240
                     (Name and Address of Agent for Service)

                          Copies of Communications to:
                           Jennifer R. Gonzalez, Esq.
                                  K&L Gates LLP
                                1601 K Street, NW
                              Washington, DC 20006

The sole purpose of this filing is to file as exhibits the opinions and consents of counsel supporting the tax matters and consequences to shareholders of the reorganizations described in Registrant's Registration Statement on Form N-14, filed April 24, 2008, as required by Item 16(12) of Form N-14. Parts A and B of this Registration Statement are incorporated by reference to the Prospectus/Proxy Statement and Statement of Additional Information, each dated April 23, 2008, filed with the Securities and Exchange Commission under Rule 497 on April 24, 2008, File No. 333-149424.

                                     PART C

                                OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Article V of the Registrant's Agreement and Declaration of Trust provides as follows:

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a trustee or officer of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of
(i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those trustees who are neither "interested persons" of the Trust (as defined in Section 2(a)(19) of the Investment Company Act) nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or
(iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or trustees who are "disinterested persons" (as defined in Section 2(a)(19) the Investment Company Act) or any other right to which he or she may be lawfully entitled.

(e) Subject to any limitations provided by the Investment Company Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the trustees.

5.3 No Bond Required of Trustees. No trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The trustees may maintain insurance for the protection of the Trust Property, its Shareholders, trustees, officers, employees and agents in such amount as the trustees shall deem adequate to cover possible tort liability, and such other insurance as the trustees in their sole judgment shall deem advisable or is required by the Investment Company Act.

5.5 Reliance on Experts, etc. Each trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust's officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a trustee.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue. Reference is made to Section 8 of the underwriting agreement attached as Exhibit (h), which is incorporated herein by reference and discusses the rights, responsibilities and limitations with respect to indemnity and contribution.

ITEM 16. EXHIBITS


(1) Agreement and Declaration of Trust (Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 9,
              2006)

(2)           By-laws (Incorporated by reference to Pre-Effective  Amendment No.
              4 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 9, 2006)

(3)           Voting Trust Agreement. (Not Applicable)

(4) Form of Agreement and Plan of Reorganization. (Incorporated by reference to the Registrant's Prospectus/Proxy Statement filed under Rule 497, File No. 333-149424, filed on April 24, 2008)

(5)           Provisions  of  instruments  defining  the  rights of  holders  of
              securities  are  contained  in  the  Registrant's   Agreement  and
              Declaration of Trust and By-laws.

(6) Investment Advisory Agreement. (Incorporated by reference to Pre-Effective Amendment No. 5 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 21,
              2006)

(7)      (a)  Underwriting    Agreement.    (Incorporated    by   reference   to
              Pre-Effective  Amendment  No. 5 to the  Registrant's  Registration
              Statement,  File Nos. 333-132436 and 811-21869,  filed on June 21,
              2006)

         (b) Dealer Manager Agreement with respect to rights offering. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement, File Nos. 333-147121 and 811-21421, filed on December 14, 2007)

(8)           Bonus, profit sharing or pension contracts. (Not applicable)

(9) Custodian Services Agreement. (Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 9,
              2006)

(10)          12b-1 of 18f-3 Plans. (Not applicable)

(11)          Opinion and  Consent of Counsel as to the legality of shares being
              registered.   (Incorporated   by  reference  to  the  Registrant's
              Registration Statement on Form N-14, File No. 333-149424, filed on February 28, 2008)

(12)     (a)  Opinion and Consent of Counsel  regarding  certain tax matters and
              consequences    to    shareholders    discussed   in   the   Proxy
              Statement/Prospectus. (Filed herewith)

         (b)  Opinion and Consent of Counsel  regarding  certain tax matters and
              consequences    to    shareholders    discussed   in   the   Proxy
              Statement/Prospectus. (Filed herewith)

(13)     (a)  Administration  Services Agreement.  (Incorporated by reference to
              Pre-Effective Amendment No. 5 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 21,
              2006)

         (b) Sub-administration Services Agreement. (Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 9,
              2006)

         (c) Transfer Agency Services Agreement. (Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 9,
              2006)

         (d) Accounting Services Agreement. (Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 9,
              2006)

         (e) Marketing and Structuring Fee Agreement. (Incorporated by reference to Pre-Effective Amendment No. 5 to the Registrant's Registration Statement, File Nos. 333-132436 and 811-21869, filed on June 21, 2006)

(14)     (a)  Consent  of  Independent   Registered   Public   Accounting  Firm.
              (Incorporated by reference to Pre-Effective Amendment No. 1. to the Registrant's Registration Statement on Form N-14, File No.
              333-149424, filed on April 17, 2008)

         (b)  Consent  of  Independent   Registered   Public   Accounting  Firm.
              (Incorporated by reference to Pre-Effective Amendment No. 1. to the Registrant's Registration Statement on Form N-14, File No. 333-149424, filed on April 17, 2008)

(15)          Omitted Financial Statements. (Not applicable)

(16) Powers of Attorney. (Incorporated by reference to the Registrant's Registration Statement on Form N-14, File No. 333-149424, filed on February 28, 2008)

(17) Contractual Fee Waiver Agreement. (Incorporated by reference to Pre-Effective Amendment No. 1. to the Registrant's Registration Statement on Form N-14, File No. 333-149424, filed on April 17,
              2008)

ITEM 17. UNDERTAKINGS

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 ("1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed the initial bona fide offering of them.

                                   SIGNATURES

As required by the Securities Act of 1933, as amended (the "1933 Act"), the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas and State of Texas, on the 1st day of August, 2008.

                                           /s/ James D. Dondero
                                           ------------------------
                                           James D. Dondero*
                                           Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                                                          TITLE
----                                                          -----

/s/ R. Joseph Dougherty
________________________                                     Trustee
R. Joseph Dougherty*

/s/ Timothy Hui
________________________                                     Trustee
Timothy Hui*

/s/ Scott Kavanaugh
________________________                                     Trustee
Scott Kavanaugh*

/s/ James Leary
________________________                                     Trustee
James Leary*

/s/ Bryan Ward
________________________                                     Trustee
Bryan Ward*

/s/ James D. Dondero
________________________                   Chief Executive Officer and President
James D. Dondero*

/s/ M. Jason Blackburn
________________________                      Chief Financial Officer (Principal
M. Jason Blackburn                            Accounting Officer), Treasurer and
                                                          Secretary
*By:  /s/ M. Jason Blackburn
      ----------------------
      M. Jason Blackburn
      Attorney-in-Fact
      August 1, 2008